UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

CVR ENERGY, INC.

(Name of Subject Company)

CVR ENERGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Telephone (281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CVR Energy, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 1, 2012, relating to the tender offer (as amended through the date hereof) by IEP Energy LLC, a Delaware limited liability company (the “Offeror”), which is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and by Icahn Enterprises Holdings as a co-bidder, along with other entities affiliated with Carl C. Icahn who may be deemed to be co-bidders, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), at a price of $30.00 per Share in cash, without interest and less any applicable withholding taxes, and one non-transferable contingent cash payment right (“CCP”) per Share. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4.	The Solicitation and Recommendation.

Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph after the final paragraph under the heading “Background of the Offer and Reasons for Recommendation - Background of the Offer”:

“On April 12, 2012, representatives of the Company’s advisors met with Mr. Icahn and his associates to discuss the Offer and Mr. Icahn’s proxy contest. No confidential information about the Company has been provided to the Offeror during these discussions. The Company can provide no assurance regarding the likelihood that these discussions will continue or the outcome of these discussions.”

Item 7.	Purpose of the Transaction and Plans or Proposals.

Item 7 of the Statement is hereby amended and supplemented by adding the following paragraph after the second paragraph:

“In addition, the final paragraph in Item 4 above under the heading “Background of the Offer and Reasons for Recommendation - Background of the Offer” is incorporated by reference into this Item 7.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ Edmund S. Gross
Name:	Edmund S. Gross
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 12, 2012